

January 22, 2015

Via E-mail
Si Chen
Chief Executive Officer and President
American Lorain Corporation
BeihuanZhong Road
Junan County
Shandong, People's Republic of China, 276600

> **Re:** **American Lorain Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **Response dated January 16, 2015**
> **File No. 1-34449**

Dear Mr. Chen:

We have reviewed your response letter dated January 16, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 31

1. We note your response to prior comment 2. The two indentures that you reference appear to be material contracts that should be filed as exhibits to the Form 10-K. Amend your Form 10-K to file those documents. Also, in future filings, please provide investors with a more detailed discussion of your fundraising efforts, the purposes of such efforts and their impact on your operating results, capital expenditures, and liquidity. Please provide

Si Chen
American Lorain Corporation
January 22, 2015
Page 2

us with draft disclosure to be included in your next filing, including a brief description of the material terms of your debt instruments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director